Exhibit 99.1

COSTAMARE INC. ANNOUNCES 2017 ANNUAL MEETING OF STOCKHOLDERS

MONACO – July 27, 2017 -- Costamare Inc. (the "Company") (NYSE: CMRE), an international owner and provider of containerships for charter, announced today that its Board of Directors has called an annual meeting of the stockholders to be held in Monaco on Thursday, October 5, 2017.
Stockholders of record of the Company's common stock at the close of business on Thursday, August 17, 2017 will be entitled to receive notice of, and to vote at, the annual meeting and at any adjournments or postponements thereof.
Formal notice of the meeting and the Company's proxy statement will be sent to holders of the Company's common stock in due course.
About Costamare Inc.
Costamare Inc. is one of the world's leading owners and providers of containerships for charter. The Company has 43 years of history in the international shipping industry and a fleet of 72 containerships, with a total capacity of approximately 473,000 TEU, including two newbuild containerships to be delivered. Eighteen of our containerships, including two newbuilds on order, have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company's common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols "CMRE", "CMRE PR B", "CMRE PR C" and "CMRE PR D", respectively.

Forward-Looking Statements
This press release contains "forward-looking statements". In some cases, you can identify these statements by forward-looking words such as "believe", "intend", "anticipate", "estimate", "project", "forecast", "plan", "potential", "may", "should", "could" and "expect" and similar expressions. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company's control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's Annual Report on Form 20-F (File No. 001-34934) under the caption "Risk Factors".

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development, Investor Relations

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com